CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: cynthia.krus@sablaw.com

May 15, 2007

VIA EDGAR

Mary A. Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-2 (File No. 333-141828) filed by Hercules Technology Growth Capital, Inc. on April 3, 2007 (the “Registration Statement”)

Dear Ms. Cole:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

We are filing Amendment No. 1 in response to comments received via letter dated April 24, 2007, which sets forth the comments of the staff (the “Staff”) of the Division of Investment Management on the Company’s Registration Statement. The Staff’s comments are set forth below.

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1.	Please add to the disclaimer above the Table of Contents that the prospectus will be updated to reflect material changes.

Response: The disclosure on the Table of Contents page of the Registration Statement has been revised to provide the requested information.

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At the time the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter to the SEC acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

U.S. Securities and Exchange Commission

May 15, 2007

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus